

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2017

David S. Taylor
Chairman of the Board, President and Chief Executive Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re: The Procter & Gamble Company**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on July 17, 2017 by The Procter & Gamble Company**
> **File No. 001-00434**

Dear Mr. Taylor:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Notice of Annual Meeting of Shareholders

1. Please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(1). At present, the disclosure in the last sentence of the Notice simply indicates that the 2017 annual report is available at an unspecified location. In addition, please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(10) to provide a copy of the registrant's annual report on Form 10-K without charge upon the written request of any person solicited.

2. We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

3. Advise us how the registrant intends to comply with, or has already complied with, its disclosure obligation under Item 1(b) of Schedule 14A as well as Rule 14a-6(d).

Why were my proxy materials included in the same envelope as other people at my address?, page 5

4. Please undertake to deliver promptly upon request a separate copy of the present proxy materials to a shareholder at a shared address to which a single copy was delivered. Refer to Item 23(b) of Schedule 14A.

Background of the Solicitation, page 6

5. We note the disclosure regarding the parties purportedly in attendance at meetings held on May 18, 2017 and July 11, 2017. Please provide us with support that Mr. Garden was in attendance at these meetings, or revise the disclosure.

6. Refer to the statement that Trian and Company representatives "discussed some of Trian's suggestions" and "discussed a number of ideas about the Company's cost structure" at meetings held on March 7, 2018 and April 24, 2018 respectively. Please advise how this statement is consistent with the representation in the Press Release filed with the SEC on July 17, 20-17 that "Trian has not provided any new or actionable ideas to drive additional value for P&G shareholders beyond the continued successful execution of the strategic plan that is in place" and provide us with the basis for this assertion. Refer to Note b. of Rule 14a-9.

7. Refer to the statement that Mr. Peltz wanted the registrant to commit to appointing him to the Board if "performance and operating commitments were not met within the next 12 months." Please advise, with a view toward revised disclosure, when and by whom appointing Mr. Peltz to the board if the Company's commitments were not met within the next 12 months was first proposed. Please also disclose if at any time Mr. Peltz addressed the Company's long-term performance in addition to its short-term performance.

8. The description of the May 24, 2017 email from Mr. Peltz implies that the communication was the first attempt to discuss specific performance targets to be obtained within one year's time and a commitment to appoint Mr. Peltz to the board upon non-attainment of the targets. Please remove this implication to the extent such options were previously discussed and considered by each party. Refer to Rule 14a-9.

Item 1. Election of Directors, page 8

9. The disclosure indicates that each of the directors "has accepted the nomination and agreed to serve as a Director." Please advise us, with a view toward revised disclosure, whether or not each of the director nominees has consented to being named in the proxy statement. Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

Audit Committee, page 17

10. Please disclose whether or not the audit committee has a financial expert and, if so, provide the name of the audit committee financial expert and whether that person is independent. See Item 7(b) of Schedule 14A and corresponding Item 407(d)(5)(ii) of Regulation S-K.

Report of the Compensation & Leadership Development Committee, page 26

11. Please confirm that the definitive proxy statement will include the information required by Item 407(e)(5) of Regulation S-K, or advise. Refer to Item 8 of Schedule 14A.

Miscellaneous Information Regarding Participants, page C-12

12. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Form of Proxy

13. Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) to the disclosure standard codified in that provision. At present, the disclosure provided suggests that the right to use discretionary authority is absolute and simply includes the discretion to vote on matters not known a reasonable time before the solicitation commenced.

14. We noticed that, notwithstanding the number of proposals which have been introduced, Proposal 4 of the solicitation in opposition, referred to in the proxy statement submitted by the non-management participants as "Repeal Certain Amendments to Regulations," has not been included. To the extent that the registrant concludes that discretionary authority under Rule 14a-4(c)(1) is unavailable for this proposal, please revise the proxy statement to indicate that security holders who vote using the registrant's proxy card will be disenfranchised from voting on the repeal proposal the non-management participants seek to introduce for a vote.

15. Please provide a designated blank space for dating the proxy card. Refer to Rule 14a-4(a)(2).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Michael J. Aiello, Esq.
        Sachin Kohli, Esq.